[redacted]

12010551

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 9 2012
WASH, D.C.
310

A
3/11

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68343

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VLS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old Kings Highway South, Suite 120
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Hoge — (203) 992-4301 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AB
3/16

AFFIRMATION

I, Richard Hoge, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to VLS Securities LLC for the period ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CAO and CCO
Title

Subscribed and sworn
to before me this the 15th
day of February, 2012

Samantha Addonizio-Butts
Notary Public-Connecticut
Commission expires 02/28/2015

Grant Thornton

VLS Securities LLC

(a wholly owned subsidiary of VelocityShares LLC)
Statement of Financial Condition
December 31, 2011

VLS SECURITIES LLC
(a wholly owned subsidiary of VelocityShares LLC)
Index
December 31, 2011

Page(s)

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
VLS Securities LLC

We have audited the accompanying statement of financial condition of VLS Securities LLC (a wholly owned subsidiary of VelocityShares LLC) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VLS Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2012

VLS SECURITIES LLC
(a wholly owned subsidiary of Velocity Shares LLC)
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 957,544
Accounts receivable	297,727
Other	23,266
Total assets	$ 1,278,537
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 179,544
Due to affiliate	49,383
Total liabilities	228,927
Member's equity	1,049,610
Total liabilities and member's equity	$ 1,278,537

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

VLS Securities LLC (the "Company"), a wholly owned subsidiary of VelocityShares LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority.

The Company acts primarily as a broker or dealer in the marketing and distribution of Exchange Traded Notes ("ETNs"). The Company commenced operations on April 12, 2010 and has devoted most of its efforts to marketing and expanding its service offerings.

The Parent has provided capital since inception, and will continue to provide the necessary capital to the Company because it is a critical part of the Parent's business strategy. Management believes that the Parent's financial position and unfunded capital commitments are sufficient to support the projected operations of the Company for a period of no less than one year from the date the financial statements were available for issuance.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue

All fees for services and interest income are recorded as earned.

Cash

All cash deposits are held by a single financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

3. Transactions with Related Parties

The Company subleases its office space from and maintains an administrative services agreement (the "Agreement") with its Parent. Pursuant to the Agreement, the Parent provides administrative services, salaries, equipment and software and office supplies and telephone services. At December 31, 2011, the Company owed $49,383 to its Parent for administrative services under this Agreement.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $723,617 which exceeded the required net capital by $708,355.

5. Concentrations

All of the Company's total services revenue is derived from a single issuer of ETNs.

6. Subsequent Events

The Company has evaluated events and transactions that may have occurred since December 31, 2011 through the date the financial statements were available for issuance and has determined there were no subsequent events during this period which impacted the financial statements.

Grant Thornton